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Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA  19103-7098

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

Kristin H. Ives

KIves@stradley.com

215.564.8037

February 18, 2015

VIA EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Subject:            Franklin Alternative Strategies Fund (“FASF”)

(File Nos. 333-189667 and 811-22641),

Franklin Managed Trust (“FMT”)

(File Nos. 033-09994 and 811-04894),

Franklin Mutual Series Funds (“FMSF”)

(File Nos. 033-18516 and 811-05387), and

Franklin Value Investors Trust (“FVIT”)

(File Nos. 033-31326 and 811-05878)

Preliminary Proxy Solicitation Materials

Dear Ms. Rossotto:

On behalf of each of the above-referenced Registrants, submitted herewith under the EDGAR system are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Kristin H. Ives, Esq. and Cory O. Hippler, Esq., Stradley Ronon Stevens & Young, LLP, on February 2, 2015, with regard to the Preliminary Proxy Statement (the “Proxy Statement”) and other materials filed with the Commission on January 21, 2015 in connection with the special joint meeting of shareholders (the “Meeting”) of each series of the Registrants (together, the “Funds”) scheduled to be held on April 7, 2015.

Each comment from the Staff is summarized below, followed by the applicable Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  With respect to the discussion regarding Proposal 2 (for each Fund of FMSF, the approval of an amendment to the current fundamental investment restriction regarding investments in commodities), please clarify the Mutual Series Funds’ intentions with respect to their reliance on the CFTC Exclusion if Proposal 2 is approved.  In addition, please disclose the actions, if any, that a Mutual Series Fund would take if Proposal 2 is not approved by the Fund’s shareholders.

            Response:   In addition to the disclosure that “[w]ith respect to each of the Mutual Series Funds, Franklin Mutual Advisers, LLC (“FMA”) intends to continue to rely on the CFTC Exclusion, and thus to comply with the commodity interest trading and marketing restrictions currently imposed by the Exclusion,” the following disclosure has been added under the heading “What effect will amending the current commodities restriction have on the Mutual Series Funds?:”

            In addition, any market or regulatory changes in the future may affect FMA’s continued reliance on the Exclusion.

            With respect to disclosure of the actions to be taken by a Mutual Series Fund if Proposal 2 is not approved by the Fund’s shareholders, we refer to the fourth sentence under the heading “What is the Required Vote on Proposal 2?,” which states:  “[i]f the Proposal is not approved by shareholders of a Mutual Series Fund, the Fund’s current fundamental investment restriction regarding investments in commodities will remain in effect for that Fund.”

2.         Comment:  With respect to the discussion regarding Proposal 4 (for each Fund of FVIT, the approval of an agreement and plan of reorganization that provides for the reorganization of FVIT from its current form of organization as a Massachusetts business trust to a newly formed Delaware statutory trust), please highlight any material changes in the rights of shareholders that would result from the proposed reorganization of FVIT from a Massachusetts business trust to a Delaware statutory trust.

Response:  In addition to the current disclosure regarding material differences between Delaware statutory trusts and Massachusetts business trusts, including the more certain limited liability of shareholders of Delaware statutory trusts, the following disclosure, which appears in substantially similar form in Exhibit D of the Proxy Statement, has been added under the heading “Why is the Board recommending approval of the Plan and the DE Reorganization?:”

The governing documents for FVIT provide that any merger, consolidation or share exchange must be authorized by vote of a majority of the outstanding shares of FVIT, as a whole, or any affected series, as may be applicable.  Under the governing documents for the DE Trust, the Board of Trustees of the DE Trust, by vote of a majority of the trustees, may cause the DE Trust to merge or consolidate with or into one or more statutory trusts or other business entities.  Such a merger or consolidation would not require the vote of the shareholders unless a shareholder vote is required by the 1940 Act.

3.         Comment: With respect to the discussion regarding Proposal 5 (for Franklin Mutual European Fund, the approval of a new subadvisory agreement with Franklin Templeton Investment Management Limited), please confirm to the Staff that all material considerations of the FMSF Board in approving the New FTIML Subadvisory Agreement are disclosed under the heading “What did the Board consider when it approved the New FTIML Subadvisory Agreement?”

Response:  We confirm that all material considerations of the FMSF Board in voting to approve the New FTIML Subadvisory Agreement are disclosed under the heading “What did the Board consider when it approved the New FTIML Subadvisory Agreement?”

Each Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

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Please do not hesitate to contact me at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Kristin H. Ives

Kristin H. Ives

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